Exhibit 99.1

Positive Results of

Orthopedic Treatment With The Use Of ApoGraft™ Enriched Stem Cells

Derived from Fat Tissues

Study shows significant improvement in

orthopedic healing process

Dr. Shai Yarkoni, Company CEO : “Cellect shows promise of ApoGraft™ technology in use for orthopedic indications treated by fat-derived stem cells. Such stem cell enrichment products may create a dramatic change in orthopedic treatments and be used during surgical procedures and under cost effective conditions. This study significantly widens the range of medical applications of our technology.”

Tel Aviv, Israel – October 18, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of stem cell selection technology, announced today that it has achieved positive results on the use of human fat derived stem cells (mesenchymal) treated with the ApoGraft™ process in orthopedic treatments of animals.

The study used ApoGraft enriched human mesenchymal stem cells at the time of surgery with the aim of improving the post-surgery healing process. Preliminary evidence of enhanced strength on biomechanical testing and significantly improved rotator cuff repair in animals treated with ApoGraft-treated human fat-derived stem cells (ASCs) have been achieved with shorter incubation compared to standard preparations of adipose derived stem cells.

Until this study, ApoGraft™ was mainly used on blood cells (hematopoietic) and, in studies to date, has proven to be beneficial in stem cells selection of bone marrow (including for treatment of cancer by Bone marrow transplantation, and autoimmune diseases). The new study has shown beneficial effect of the Apograft treated cells in an orthopedic model. This study further supports previous reported data showing activation of MSCs, as measured by significant increase in proliferation, the ability of those cells to create colonies and differentiate into bone after only a short incubation.

Shoulder rotator cuff tears are common musculoskeletal injuries, occurring mainly in aging populations. They cause pain, limit shoulder function and are often incapacitating requiring surgical intervention. Despite improved arthroscopic surgical techniques, the post repair prognosis is statistically poor, with a high incidence of re-tears. In addition, not all patients can be operated and many fail recoveries of full range of motion following surgery.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company's technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss future potential uses of Apograft for orthopedic indications. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission ("SEC"), which is available on the SEC's website, http://www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
http://www.cellect.co
+ 972-9-974-1444